UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 28 )

                                 AmerAlia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023559-26
          ------------------------------------------------------------
                                 (CUSIP Number)

      Jacqueline Badger Mars, 6885 Elm Street, McLean, Virginia 22101-3883
                                 (703) 821-4900
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 19, 2004
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 2 of 7 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust), and as Trustee of the Jacqueline Badger Mars 2002 GRAT.

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only


4     Source of Funds (See Instructions)
      PF

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

6     Citizenship or Place of Organization.
      U.S.A.

                             7      Sole Voting Power.
         Number of                  Not applicable.
          Shares
       Beneficially          8      Shared Voting Power.
         Owned By                   7,929,820 shares of Common Stock.
           Each
         Reporting           9      Sole Dispositive Power.
          Person                    Not applicable.
           With
                             10     Shared Dispositive Power.
                                    7,929,820 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 7,929,820 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      47.6% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 3 of 7 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust).

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only


4     Source of Funds (See Instructions)
      PF


5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

6     Citizenship or Place of Organization.
      U.S.A.

                             7      Sole Voting Power.
         Number of                  Not applicable.
          Shares
       Beneficially          8      Shared Voting Power.
         Owned By                   5,974,008 shares of Common Stock.
           Each
         Reporting           9      Sole Dispositive Power.
          Person                    Not applicable.
           With
                             10     Shared Dispositive Power.
                                    5,974,008 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 5,974,008 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      35.8% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 4 of 7 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars 2002 GRAT.

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only


4     Source of Funds (See Instructions)
      PF

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [ ]

6     Citizenship or Place of Organization.
      U.S.A.

                             7      Sole Voting Power.
         Number of                  Not applicable.
          Shares
       Beneficially          8      Shared Voting Power.
         Owned By                   1,955,812 shares of Common Stock.
           Each
         Reporting           9      Sole Dispositive Power.
          Person                    Not applicable.
           With
                             10     Shared Dispositive Power.
                                    1,955,812 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 1,955,812 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      11.7% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

Item 1.     Security and Issuer

                  This statement relates to the shares of common stock (the "Common Stock") of AmerAlia, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is as follows: AmerAlia, Inc., 20971 East Smoky Hill Rd., Centennial, CO 80015.


Item 2.     Identity and Background

                  a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust), and as trustee of the Jacqueline Badger Mars 2002 GRAT

                  b.    6885 Elm Street, McLean, Virginia 22101-3883

                  c. Director, Mars, Inc. c/o Mars, Inc. 6885 Elm Street McLean, Virginia 22101-3883

                  d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

                  e. Such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws.

                  f.    United States of America

Item 3.     Source and Amount of Funds or Other Consideration

            None.

Item 4.     Purpose of Transaction

                  The purpose of this filing is to reflect the terms of a voting agreement entered into by the reporting person, pursuant to which the reporting person has committed to abstain from voting any and all shares of the Issuer until March 19, 2006, as described below.


Item 5.     Interest in Securities of the Issuer

                  a. As of the date of this statement, the reporting person beneficially owns 7,929,820 shares of Common Stock of the Issuer, which represents 47.6% of the outstanding shares in that class.

                  b. The reporting person holds the shared power to vote and the shared power to dispose of the reporting person's 7,929,820 shares of Common Stock.

                  c.    None.

                  d.    No response required.

                  e.    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  As reported by the Issuer, on February 20, 2003, AmerAlia, Inc., through its indirect, wholly-owned subsidiary, Natural Soda, Inc., purchased the principal assets of White River Nahcolite Minerals, LLC and certain related contracts held by IMC Chemicals Inc. with short-term financing provided by funds associated with The Sentient Group of Grand Cayman (the "Transaction"). This short-term financing was converted into long-term financing at the financial closing completed March 19, 2004. In connection with the Transaction, on March 19, 2004, the reporting person entered into a shareholder voting agreement with the directors of Issuer (other than Robert C. Woolard) (the "Agreement"). The Agreement requires the reporting person to vote at the shareholders' meeting for or against each resolution put forward in connection with the Transaction in the same way and in proportion to how each individual director votes his own shares. With respect to all matters requiring a vote other than the Transaction, the Agreement requires the reporting person to abstain from voting any and all shares of common stock of the Issuer for a period of 24 months from the date of the Agreement, unless the lenders of the long-term financing request the reporting person to vote in the same proportion as other shareholders vote. The lenders were granted third party beneficiary rights under the Agreement to enforce the obligations of the reporting person thereunder. The effect of the Agreement is that any matters that come before the shareholders of the Issuer for a vote during the term of the Agreement will be decided by a majority of all the other shareholders of the Issuer, excluding the reporting person. Accordingly, the reporting person will no longer be able to control the outcome of these matters. This restriction on the right of the reporting person to vote shares of the issuer expires March 19, 2006.


Item 7.     Material to Be Filed as Exhibits

 Exhibit 1 Shareholder Voting Agreement dated March 19, 2004, by and among Jacqueline B. Mars, as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended, Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey C. Murphy James V. Riley and AmerAlia, Inc.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   May 24, 2004         /s/ Jacqueline Badger Mars
---------------------   ------------------------------------------------------
        Date            Jacqueline Badger Mars, as Trustee of the
                        Jacqueline Badger Mars Trust Dated February 5, 1975,
                        as amended (formerly the Jacqueline Mars Vogel Trust),
                        and as Trustee of the Jacqueline Badger Mars 2002 GRAT